Mail Stop 3561
                                                                   September
14, 2018

       Wesley R. Edens
       Chief Executive Officer
       NFE Financial Holdings LLC
       111 W. 19th Street, 8th Floor
       New York, NY 10011

                 Re:   NFE Financial Holdings LLC
                       Draft Registration Statement on Form S-1
                       Submitted August 16, 2018
                       CIK No. 000179723

       Dear Mr. Edens:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       General

           1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Prospectus Cover Page

           2. Include the concise list of applicable bulleted statements
Section II.A.3.a of Release No.
              33-6900 requires for limited partnerships and similar entities. Wesley R. Edens
NFE Financial Holdings LLC
September 14, 2018
Page 2

Summary

   3. Throughout your summary and your prospectus, you refer to the implementation of
      "more stringent environmental regulations" and how these regulations may benefit your business. Please revise your disclosure to specify the regulations to which you are making reference and clarify the status of these regulations.

Pennsylvania Facility, page 3

   4. Please revise to quantify the obligations associated with the "substantial portion of your expected gas needs" for which you have already contracted and summarize the conditions precedent.

Our Current Downstream Customers, page 3

   5. Disclose the capacity at which your assets are currently operating to service JPS and provide additional capacity disclosure to put in context your statement that these assets
      "will have capacity to service" JPC and Jamalco, as well as other customers.

Business Strategies, page 4

   6. Revise this section to clearly depict your current revenue-generating operations as contrasted with your operations that are currently under development and those that you intend to develop in the future, including the Pennsylvania Facility, the Old Harbour
      Terminal and the CHP Plant. Currently, the estimated steps to completion and completion dates of these facilities are unclear.

Risk Factors, page 6

   7. We note that you direct readers to your risk factors. Please revise your discussion to balance your summary to discuss the principal challenges or weakness and the risks and limitations facing you.

Formation Transaction and Structure, page 7

   8. You state that you will be the sole managing member of New Fortress Intermediate LLC
      ("NFI") and will consolidate it. Based on the formation transactions, it appears that New
      Fortress Energy Holdings LLC will own a majority of the common units of NFI ("NFI
      LLC Units") following the offering. If this is the case, please tell how you determined consolidation of NFI is appropriate. In doing so, tell us whether you will consolidate NFI under the variable interest entity ("VIE") model or the voting interest model and explain the reasons supporting your conclusions. If you plan to consolidate NFI under the voting interest model, tell us whether you determined NFI is more akin to a corporation or limited partnership for consolidation assessment purposes. Refer to ASC
810.
 Wesley R. Edens
NFE Financial Holdings LLC
September 14, 2018
Page 3


Organizational Structure, page 9

   9. Revise to disclose who ultimately controls New Fortress Energy Holdings. This comment also applies to the beneficial ownership table on page 74.

Risk Factors

Our current ability to generate cash is substantially dependent upon the performance by customers under long-term contracts..., page 17

   10. Here and elsewhere where you discuss the "long-term" nature of your contracts, revise to provide the range of lengths remaining, given your dependence upon them. Please also provide additional credit quality information about your counter-parties, with a view to understanding how you assessed their creditworthiness. Finally, enhance your disclosure to elaborate upon the "financial difficulties" recently experienced by Noble Group.

Our business is dependent upon obtaining substantial additional funding from various sources..., page 19

   11. Revise to specify the "meaningful period of time" you refer to here.

We may not be able to generate sufficient cash to service all of our indebtedness..., page 20

   12. Quantify your existing debt obligations and known future debt obligations in order to put this risk in context.

Use of Proceeds, page 42

   13. We note that you disclose that you intend use the proceeds of the offering "to complete the construction of the Old Harbour Terminal, the Pennsylvania Facility and the CHP
       Plant, as well as for working capital and general company purposes." Please revise to specify the intended use of proceeds by each project discussed, considering your disclosure elsewhere indicates that you will need additional resources to complete all of these projects. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

   14. Please revise to break down the revenues you earn from natural gas and LNG sales.

Cost of sales, page 49

   15. Please disclose the amount of LNG purchased from third parties included in cost of sales for each period presented. We believe this disclosure would provide useful information
 Wesley R. Edens
NFE Financial Holdings LLC
September 14, 2018
Page 4

       to investors in understanding the extent of LNG purchased externally versus produced internally.

Business, page 56

   16. In your discussion of your business, we note your disclosure that you intend to engage in providing "financing capital investment to end users worldwide seeking to convert their operating assets from diesel or heavy fuel oil ("HFO") to LNG." In your ensuing discussion please provide additional discussion of this facet of your business. For example, please discuss how much capital you intend to allocate to this business, and what are the general terms and conditions of these investments

Our Liquefaction Assets, page 57

   17. Please revise to disclose the capacity you are currently utilizing, out of the total amount available, at your Miami-Dade Facility.

Competitive Strengths, page 60

   18. We note that you list as one of your competitive strengths is your scalable infrastructure.
       However, we note on page 62 that you have DOE orders authorizing you to be able to export a total of the equivalent of 60,000 mtpa (approximately 3.02 Bcf/yr) of domestically produced LNG. If true, please discuss in an appropriate place in your prospectus how your present DOE orders limit your growth to 3.02
Bcf/year.

Financial Statements

   19. Please provide financial statements of the registrant or tell us why you believe they are not required. If these financial statements are not required, disclose in an appropriate place in your filing, if true, that the registrant has not commenced operations and has no or nominal assets or liabilities and to describe in sufficient detail any contingent liabilities and commitments.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

   20. We note your pro forma income tax and net loss line items. Please also present a pro forma earnings per share figure or tell us why such disclosure is not required.

Notes to Consolidated Financial Statements

   21. Please provide the disclosures required by ASC 280-10-50-40 within your financial statement footnotes.
 Wesley R. Edens
NFE Financial Holdings LLC
September 14, 2018
Page 5

12. Finance Leases, net, page F-16

   22. We note that you account for arrangements involving your Montego Bay LNG terminal and "other arrangements to lease equipment to customers" as direct finance leases.
       Please address the following comments:

            Tell us how you determined these arrangements fall within the scope of ASC 840-10-
            15 and how you determined direct financing classification, versus sales-type classification, was appropriate under ASC 840-10-25-43.

            Explain how the net investment recorded for your direct financing leases complies with the guidance in ASC 840-30-30-11 through -13. In doing so, clarify how you determined the minimum lease payments and unguaranteed residual value accruing to your benefit.

            We note that you allocate consideration received from customers between lease and non-lease components. Identify for us all lease and non-lease components of these arrangements. Clarify whether or not you consider LNG sales to be a lease component.

 Exhibits

   23. Tell us what consideration you have given to filing as exhibits your LNG supply agreement(s) as well as your GSAs, given how material they appear to be to your business. Refer to Item 601(b)(10) of Regulation S-K.

       Please contact Yong Kim, Staff Accountant, at (202) 551-3323, or Andrew Blume, Staff
Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-
3342, or me at (202) 551-3720 if you have questions regarding the comments.

                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products